FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence approved in the EU for CLL

9 November 2020 07:00 GMT

Calquence approved in the EU for the
treatment of chronic lymphocytic leukaemia

Calquence demonstrated superior progression-free survival and favourable tolerability in both previously untreated and relapsed or refractory patients

AstraZeneca's Calquence (acalabrutinib), a next-generation selective Bruton's tyrosine kinase (BTK) inhibitor, has been approved in the European Union (EU) for the treatment of adult patients with chronic lymphocytic leukaemia (CLL), the most common type of leukaemia in adults.

The approval by the European Commission was based on positive results from two Phase III clinical trials, ELEVATE-TN in patients with previously untreated CLL and ASCEND in patients with relapsed or refractory CLL.1,2 This follows a recommendation for approval by the Committee for Medicinal Products for Human Use of the European Medicines Agency in July 2020.

Paolo Ghia, MD, Director, Strategic Research Program on CLL, Università Vita-Salute San Raffaele in Milan, and investigator of the ASCEND Phase III trial, said: "One of our biggest hurdles in treating chronic lymphocytic leukaemia is finding tolerable treatment options that manage the disease long term, which typically impacts older patients with comorbidities. Today's news marks great progress for patients in Europe, as the Phase III clinical trials for Calquence showed a significant improvement in comparison with current standard treatments."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This approval represents a key development for patients in Europe who until now have had limited chemotherapy-free treatment options. As our first European approval in blood cancers, Calquence provides a new tolerable treatment option with uncompromised efficacy and the potential to positively impact the quality of life for thousands of patients living with chronic lymphocytic leukaemia."

In the ELEVATE-TN Phase III trial, Calquence combined with obinutuzumab and as monotherapy reduced the risk of disease progression or death by 90% and 80%, respectively, compared with standard chemo-immunotherapy treatment chlorambucil plus obinutuzumab, in patients with previously untreated CLL.1 In the ASCEND Phase III trial, 88% of patients with relapsed or refractory CLL taking Calquence remained alive and free from disease progression after 12 months compared with 68% of patients on rituximab combined with idelalisib or bendamustine.2 Data from the interim results of the trials were published in The Lancet and Journal of Clinical Oncology, respectively.

Calquence is approved for the treatment of CLL and small lymphocytic lymphoma in the US and is approved for CLL in several other countries worldwide. Calquence is also approved for the treatment of adult patients with mantle cell lymphoma (MCL) who have received at least one prior therapy in the US and several other countries. Calquence is not currently approved for the treatment of MCL in Europe.

As part of a broad development programme, Calquence is being assessed in more than 20 AstraZeneca-sponsored clinical trials for the treatment of patients with B-cell malignancies including CLL, MCL, diffuse large B-cell lymphoma (DLBCL), Waldenström's macroglobulinaemia (WM), follicular lymphoma (FL), and other haematologic malignancies.

Chronic lymphocytic leukaemia
Chronic lymphocytic leukaemia (CLL) is the most common type of leukaemia in adults, with an estimated 105,000 new cases globally in 2016, and the number of people living with CLL is expected to grow with improved treatment as patients live longer with the disease.3,4,5,6 In CLL, too many blood stem cells in the bone marrow become abnormal lymphocytes and these abnormal cells have difficulty fighting infections. As the number of abnormal cells grows there is less room for healthy white blood cells, red blood cells, and platelets. This could result in anaemia, infection, and bleeding.4 B-cell receptor signalling through BTK is one of the essential growth pathways for CLL.

ELEVATE-TN
ELEVATE-TN (ACE-CL-007) was a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence in combination with obinutuzumab, a CD20 monoclonal antibody, or Calquence alone versus chlorambucil, a chemotherapy, in combination with obinutuzumab in previously untreated patients with CLL. Patients 65 years of age or older, or between 18 and 65 years of age with a total Cumulative Illness Rating Scale >6 or creatinine clearance of 30 to 69mL/min, were enrolled. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg approximately every 12 hours until disease progression or unacceptable toxicity) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg approximately every 12 hours until disease progression or unacceptable toxicity).1

The primary endpoint was progression-free survival (PFS) in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint was IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints included objective response rate, time to next treatment and overall survival (OS).1

ASCEND
ASCEND (ACE-CL-309) was a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy of Calquence in patients with relapsed or refractory CLL. In the trial, 310 patients were randomised (1:1) into two arms. Patients in the first arm received Calquence monotherapy (100mg twice daily until disease progression or unacceptable toxicity). Patients in the second arm received investigator's choice of either rituximab, a CD20 monoclonal antibody, in combination with idelalisib, a PI3K inhibitor, or rituximab in combination with bendamustine, a chemotherapy.2

The primary endpoint was PFS assessed by an IRC, and key secondary endpoints included physician-assessed PFS, IRC- and physician-assessed overall response rate and duration of response, as well as OS, patient-reported outcomes and time to next treatment.2

Calquence
Calquence (acalabrutinib) is a next-generation, selective inhibitor of BTK. Calquence binds covalently to BTK, thereby inhibiting its activity.7,8 In B-cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis, and adhesion.7

As part of an extensive clinical development programme, AstraZeneca and Acerta Pharma are currently evaluating Calquence in more than 20 company-sponsored clinical trials. Calquence is being developed for the treatment of multiple B-cell blood cancers including CLL, MCL, DLBCL, WM, FL, and other haematologic malignancies.

AstraZeneca in haematology
Leveraging its strength in oncology, AstraZeneca has established haematology as one of four key oncology disease areas of focus. The Company's haematology franchise includes two medicines approved by the US Food and Drug Administration and a robust global development programme for a broad portfolio of potential blood cancer treatments. Acerta Pharma serves as AstraZeneca's haematology research and development arm. AstraZeneca partners with like-minded science-led companies to advance the discovery and development of therapies to address unmet need.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and haematology.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Sharman JP, et al. ELEVATE TN: Phase 3 Study of Acalabrutinib Combined with Obinutuzumab (O) or Alone Vs O Plus Chlorambucil (Clb) in Patients (Pts) with Treatment-Naive Chronic Lymphocytic Leukemia (CLL). Blood. 2019; 134 (Supplement_1): 31. doi:10.1182/blood-2019-128404.
2. Ghia P, et al. ASCEND: Phase III, Randomized Trial of Acalabrutinib Versus Idelalisib Plus Rituximab or Bendamustine Plus Rituximab in Relapsed or Refractory Chronic Lymphocytic Leukemia [published online ahead of print, 2020 May 27]. J Clin Oncol. 2020; JCO1903355. doi:10.1200/JCO.19.03355.
3. American Cancer Society. What is Chronic Lymphocytic Leukemia? Available at https://www.cancer.org/cancer/chronic-lymphocytic-leukemia/about/what-is-cll.html. Accessed August 2020.
4. National Cancer Institute. Chronic Lymphocytic Leukemia Treatment (PDQ®)-Patient Version. Available at https://www.cancer.gov/types/leukemia/patient/cll-treatment-pdq. Accessed August 2020.
5. Global Burden of Disease Cancer Collaboration. Global, Regional, and National Cancer Incidence, Mortality, Years of Life Lost, Years Lived With Disability, and Disability-Adjusted Life-Years for 29 Cancer Groups, 1990 to 2016. JAMA Oncol. 2018;4(11):1553-1568.
6. Jain N, et al. Prevalence and Economic Burden of Chronic Lymphocytic Leukemia (CLL) in the Era of Oral Targeted Therapies. Blood. 2015;126:871.
7. Calquence® (acalabrutinib) [prescribing information]. Wilmington, DE; AstraZeneca Pharmaceuticals LP; 2019.
8. Wu J, Zhang M & Liu D. Acalabrutinib (ACP-196): a selective second-generation BTK inhibitor. J Hematol Oncol. 2016;9(21).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary